SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LIFEWAY FOODS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

531914109

(CUSIP Number)

Samantha Loh Danone S.A. 17 boulevard Haussmann 75009 Paris, France Tel: +33 1 44 35 20 20	Nancy Dowling Danone North America PBC 1 Maple Avenue White Plains, NY 10605 Tel: (914) 872 8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Joshua R. Cammaker

Wachtell, Lipton, Rosen & Katz

51 W 52nd St, New York, NY 10019

Tel: (212) 403 1000

November 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531914109

1	NAMES OF REPORTING PERSONS Danone S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,454,756
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,454,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 531914109

1	NAMES OF REPORTING PERSONS Danone North America PBC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER 3,454,756
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,454,756
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,454,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%(1)
14	TYPE OF REPORTING PERSON CO

(1)

Percentages calculated on the basis of 14,816,470 shares of the Issuer’s common stock, no par value, outstanding as of November 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D.

Introductory Note

This Amendment No. 6 to Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Lifeway Foods, Inc., an Illinois corporation (the “Issuer”), and amends the Schedule 13D filed on October 12, 1999 (the “Initial Filing”), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999, Amendment No. 3 to Schedule 13D filed on January 5, 2000, Amendment No. 4 to Schedule 13D filed on September 23, 2024, and Amendment No. 5 to Schedule 13D filed on November 15, 2024 (the Initial Filing together with Amendments Nos. 1-5, the “Original Schedule 13D”).

This Amendment No. 6 is being filed to amend the Original Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

As reported in prior amendments to the Original Schedule 13D, on September 23, 2024, Danone North America PBC sent a letter to the Issuer (the “Initial Proposal”) proposing to acquire all of the outstanding shares of Common Stock not currently held by the Reporting Persons (the “Proposed Transaction”). On November 5, 2024, the Issuer issued a press release announcing that the Issuer rejected the Initial Proposal and that the Issuer had adopted a shareholder rights plan in response to the Initial Proposal. On November 15, 2024, the Reporting Persons sent a letter to the Issuer (the “Updated Proposal”) increasing the proposed purchase price in the Proposed Transaction to $27.00 per share in cash.

Subsequent to the Issuer rejecting the Initial Proposal and prior to the submission of the Updated Proposal, on November 8, 2024, Sidley Austin LLP, counsel to the Board of the Issuer, sent a letter on behalf of the Board of the Issuer to counsel to the Reporting Persons (the “Sidley Austin Letter”). The Sidley Austin Letter states that it is being sent in connection with the Initial Proposal and alleges that the Stockholders’ Agreement to which Danone North America PBC (formerly known as Danone Foods, Inc.), the Issuer and members of the Smolyansky family have been party to since 1999 (the “Shareholder Agreement”) is invalid. The Sidley Austin Letter indicates that the Issuer is willing to forgo litigation over the Shareholder Agreement if Danone North America PBC agrees to waive all its rights under, and not seek to enforce any of its rights under, the Shareholder Agreement by 5:00 pm Eastern Time on November 15, 2024. On the same date, Julie Smolyansky, the Chairperson and CEO of the Issuer, sent another letter to the Reporting Persons in which, among other things, she criticized the Shareholder Agreement and asserted that the Shareholder Agreement is invalid.

On November 15, 2024, counsel to the Reporting Persons responded to the Sidley Austin Letter (the “Danone Response Letter”), disagreeing with the contentions in the Sidley Austin Letter and providing support for the fact that the Shareholder Agreement is valid and enforceable. The Danone Response Letter confirms that the Reporting Persons waive none of their rights under the Shareholder Agreement, and demands that the Issuer (and Ms. Smolyansky, who is also party to the Shareholder Agreement) comply with their respective longstanding, legally required obligations. The foregoing summary of the Danone Response Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Danone Response Letter, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons intend to vigorously defend against the claims set forth in the Sidley Austin Letter and any related claims, if any such claims are asserted, and to continue to assert and enforce their rights under the Shareholder Agreement. The Reporting Persons may in the future take any actions in connection therewith that they deem appropriate.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Letter from Danone’s Counsel to the Issuer’s Counsel, dated as of November 15, 2024

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2024

DANONE S.A.

By:	/s/ Christine Flamand
Name: Christine Flamand
Title: General Counsel

DANONE NORTH AMERICA PBC

By:	/s/ Shane Grant
Name: Shane Grant
Title: President and Chief Executive Officer